FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1. Name and Address of Company

VIZSLA SILVER CORP.

Suite 700, 1090 West Georgia Street

Vancouver, BC V6E 3V7

Item 2. Date of Material Change

November 15, 2022

Item 3. News Release

A news release was issued on November 15, 2022 and was disseminated by Cision and filed on SEDAR.

Item 4. Summary of Material Change

Vancouver, British Columbia (November 15, 2022) - Vizsla Silver Corp. (TSX-V: VZLA) (OTCQB: VIZSF) (Frankfurt: 0G3) ("Vizsla" or the "Company") announced that it has completed its previously announced bought deal prospectus offering of 23,805,000 units of the Company at a price of C$1.45 per Unit for aggregate gross proceeds of C$34,517,250, which includes the exercise in full of the Underwriters' over-allotment option for 3,105,000 Units.

Item 5. Full Description of Material Change

The Company announced that it has completed its previously announced bought deal prospectus offering of 23,805,000 units of the Company (the "Units") at a price of C$1.45 per Unit for aggregate gross proceeds of C$34,517,250, which includes the exercise in full of the Underwriters' (as defined below) over-allotment option for 3,105,000 Units (the "Public Offering").

Each Unit consists of one common share of the Company and one-half of one common share purchase warrant (each whole common share purchase warrant, a "Warrant"). Each Warrant entitles the holder to acquire one common share of the Company until November 15, 2024 at a price of C$2.00.

The Public Offering was conducted by PI Financial Corp. and Canaccord Genuity Corp., as co-lead underwriters and joint bookrunners, and Raymond James Ltd., H.C. Wainwright & Co., LLC, Roth Canada Inc. and Stifel Nicolaus Canada Inc. (collectively, the "Underwriters"). In consideration for the services provided by the Underwriters in connection with the Public Offering, on closing the Company paid to the Underwriter a cash commission equal to 6% of the gross proceeds raised under the Public Offering. As further consideration for the services provided by the Underwriters in connection with the Public Offering, on closing the Company issued broker warrants to the Underwriters, exercisable at any time on or before November 15, 2024, to acquire that number of common shares of the Company which is equal to 6% of the number of Units sold under the Public Offering at an exercise price of C$1.45.

The Public Offering was completed pursuant to a prospectus supplement dated November 9, 2022 to the short form base shelf prospectus of the Company dated December 1, 2020  in each of the provinces of Canada (except Quebec), in the United States on a private placement basis pursuant to an exemption from the registration requirements of the U.S. Securities Act of 1933, as amended (the "U.S. Securities Act") and applicable state securities laws and other jurisdictions outside of Canada and the United States on an exempt basis. The Public Offering remains subject to the final approval of the TSX Venture Exchange (the "TSX-V").

The net proceeds of the Public Offering will be used to advance the exploration and development of the Panuco Project (as defined below), including the delivery of an updated mineral resource estimate in the fourth quarter of 2022, as well as for working capital and general corporate purposes as set out in the prospectus supplement.

This press release shall not constitute an offer to sell or the solicitation of an offer to buy securities in the United States, nor shall there be any sale of the securities in any jurisdiction in which such offer, solicitation or sale would be unlawful. The securities offered have not been, nor will they be, registered under the U.S. Securities Act or under any U.S. state securities laws, and may not be offered or sold in the United States absent registration or an applicable exemption from the registration requirements of the U.S. Securities Act and applicable state securities laws.

Item 6. Reliance on Subsection 7.1(2) of National Instrument 51-102

Not applicable.

Item 7. Omitted Information

None.

Item 8. Executive Officer

Michael Konnert

Chief Executive Officer and President

Item 9. Date of Report

November 18, 2022